July 7, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Peggy A. Fisher, Assistant Director

Re:	AtriCure, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-124197

Ladies and Gentlemen:

On behalf of AtriCure, Inc. (“AtriCure” or the “Company”), we are filing, via EDGAR, one copy of Amendment No. 2 to the above-referenced Registration Statement. In addition, we have sent to Ms. Mary Beth Breslin at the Commission, via overnight courier, five courtesy copies of Amendment No. 2, two of which have been marked to show changes that have been made to the Registration Statement.

We note that portions of certain exhibits to Amendment No. 2 have been filed separately with the Commission pursuant to a request for confidential treatment, a copy of which we have also provided to Ms. Breslin.

Amendment No. 2 incorporates changes requested by the staff in its letter of comments dated June 27, 2005 and certain other changes. With respect to the specific comments set forth in the staff’s letter, please be advised as follows (all paragraphs being captioned and numbered to correspond to the captions and numbers set forth in the letter of comments):

Summary, page 1

1.	We note your response to and supplemental materials provided in connection with your response to comment 7. Please revise to disclose the extent to which the studies

Peggy A. Fisher, Esq.

Securities and Exchange Commission

July 7, 2005

you cite to support your statements of efficacy, safety and reliability were conducted by and/or authored by professionals who serve as consultants to your company. Provide similar disclosure in the business section where these studies are discussed. On page 66, describe the material terms of the consulting agreements, and quantify the compensation paid to the consultants who participated in the studies you refer to in this filing, along with any equity interest they hold in the registrant. We note on pages 2, 49, and elsewhere, you refer to “independent” studies. It does not appear appropriate to characterize the studies as such, given the participation of your consultants who have received cash and/or stock from the registrant. Please revise or advise.

We have revised the disclosure in various places to indicate the participation by our consultants in the studies. On page 67, we have described the material terms of the consulting agreements, including compensation paid and equity interests held. While AtriCure did not control these studies, we have deleted the word “independent” to avoid any confusion.

Our Solution, page 2

2.	Where you refer to clinical studies throughout the prospectus, state the number of patients that were included in the study.

We have revised the disclosure throughout the prospectus to disclose the number of patients included in the studies.

3.	Reconcile the disclosure under the third bullet with the risk factor at the top of page 14.

We have added disclosure to the third bullet to indicate that, despite the study results, serious complications can arise from any cardiac surgery.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

4.

We note your reference on page 42 and F-22 to an appraisal performed by an independent party for the warrants issued in connection with the credit facility. Reference to an independent valuation expert is not required, however, when this reference is made the expert should be named and their consent included in the amendment. Alternatively, you could remove this reference and disclose details of

Peggy A. Fisher, Esq.

Securities and Exchange Commission

July 7, 2005

the methodology and assumptions you used to determine this value. Please revise. This should also be addressed for the reference on page F-47.

We have revised the disclosures to take out the reference to an independent valuation expert and disclose details of the valuation methodology and assumptions used in determining the value of the warrants.

5.	Please update your contractual obligations table to March 31, 2005, the date of your most recent balance sheet. Please also revise your contractual obligations table to include the minimum amounts due under the development agreement with Stellartech Research Corporation.

We have updated the contractual obligations table to March 31 and have included the minimum amounts due under the development agreement with Stellartech Research Corporation.

Regulatory Clearances, page 53

6.	We note that the FDA found “significant deficiencies” in your prior submissions to obtain 510(k) clearance. Please expand to more specifically identify the nature of the significant deficiencies and the steps you have taken to correct them.

We have updated the disclosures based on recent action by the FDA regarding the submission for 510(k) clearance of our AtriCure bipolar ablation device for cardiac ablation.

Manufacturing, Page 64

7.	We note the disclosure added in response to comment 35. Please revise to quantify the purchase requirements and indemnification obligations.

We have revised to quantify the purchase requirements and discuss indemnification obligations.

Principal and Selling Shareholders, page 78

8.	Tell us whether the selling stockholders are broker-dealers or affiliates of a broker-dealer. Any selling stockholders who are broker-dealers must be identified as underwriters with respect to the shares that they are offering for resale. In addition, each selling stockholder who is an affiliate of a broker-dealer must be identified as an underwriter with respect to the shares that it is offering for resale unless that selling stockholder is able to make the following representations in the prospectus:

Peggy A. Fisher, Esq.

Securities and Exchange Commission

July 7, 2005

•	The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and
•	At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise your disclosure accordingly.

Based on questionnaires completed by the selling stockholders, none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

Certain Relationships and Related Party Transactions, page 81

9.	State the amount paid by the registrant for the rights it received pursuant to the technology transfer agreement.

We have described the consideration given by the registrant for the rights received pursuant to the technology transfer agreement.

10.	We note your response to comment 39. We may have further comment once the agreements with Enable have been filed.

We have filed the agreements with Enable as exhibits.

Consolidated Financial Statements of AtriCure, Inc. for the year ended December 31, 2004

Note 1. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

11.	We note your response to prior comment 47 in our letter dated May 12, 2005 and the revised disclosure. Please further revise your footnotes to disclose the specific terms and conditions of your product sales to support your revenue recognition practice, similar to your response.

We have provided additional disclosure to provide the specific terms and conditions of our product sales.

Property and Equipment, page F-7

12.

Refer to your response to prior comment 48 in our letter dated May 12, 2005. You state that the useful life of cryo-units and generators that are loaned to medical providers is three years. You also indicate that a customer retains the loaned equipment for an indefinite period of time. Tell us how long the customer usually possesses the equipment and whether you reuse the equipment after it is returned.

Peggy A. Fisher, Esq.

Securities and Exchange Commission

July 7, 2005

In addition, revise the footnotes to clarify your basis for depreciating the loaned equipment to cost of sales over a three-year period.

The customer retains the loaned equipment for as long as they are purchasing AtriCure’s handpieces. If the customer is no longer purchasing any handpieces from AtriCure, AtriCure will retrieve the equipment and, as long as it is in good working order, will redeploy the equipment elsewhere.

We have revised the disclosure to inform the reader that the three years represents the estimated useful life of the equipment.

Note 2. Stock Option Plan, page F-9

13.	We note your response to our prior comments 50 and 53 in our letter dated May 12, 2005. We continue to defer any evaluation of stock compensation until the estimated offering price is specified. Once the offering price is determined, please update your MD&A to disclose the aggregate intrinsic value of all options based upon the midpoint of the estimated IPO range and to discuss each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price. We may have further comments when you file the amendment containing that information.

On June 29, 2005, AtriCure determined the definitive valuation range together with its underwriters. AtriCure will effect a 1-for-3.8 reverse stock split of its capital stock and anticipates selling approximately 4 million shares of common stock at an offering price range of $12 to $14 per share, with a midpoint of $13 per share. This equates to a pre-split price of approximately of $3.42 per share, compared to the $3.60 per share used in the fair value calculation in the fourth quarter 2004 (prior to the illiquidity discount of 20%).

We note that the staff will evaluate this stock compensation with the estimated offering price information.

14.	We see your response to prior comment 51 in our letter dated May 12, 2005 that you used information provided by investment bankers to determine the fair value of your stock. Please tell us whether the investment bankers or your underwriters have provided you with preliminary range of the offering price for your stock in your discussions with them.

As indicated in our response to Comment 51 in our letter of June 14, in the fourth quarter of 2004, AtriCure’s underwriters confirmed that an initial public offering was feasible. While factors impacting the range and potential revenue multiples were discussed with the underwriters, such discussions did not lead to a specific company valuation. AtriCure has subsequently determined the definitive valuation range together with its underwriters.

Peggy A. Fisher, Esq.

Securities and Exchange Commission

July 7, 2005

15.	We see your response to prior comment 52 in our letter dated May 12, 2005. However, we do not see where you have disclosed the method you used to determine the fair value of options granted, whether the valuation was contemporaneous or retrospective, or that the valuation specialist was a related party. It appears from your response that the valuation was performed by a related party, specifically a board member of AtriCure. Please revise accordingly.

We have revised our disclosure in Note 2 of our December 31, 2004 financial statements accordingly.

16.	We note your response to prior comment 54 in our letter dated May 12, 2005 and Exhibit D submitted with your response to comment 51. The fair value of the options granted included in Exhibit D do not agree with the disclosures on page F-10 of your financial statements. Please advise. Additionally, please tell us and disclose the basis for reducing the fair value by 20% to reflect the illiquidity of the options, including how the illiquidity percentage was determined.

The fair value for options granted in 2004 in Note 2 of our December 31, 2004 financial statements has been updated to agree with the values in Exhibit D to our June 14, 2005 letter, which amount is reflected in the stock compensation charge recorded in 2004.

AtriCure believes that a discount for illiquidity or lack of marketability is appropriate and necessary in valuing privately issued securities. This topic is discussed at length in the AICPA Practice Aid, Valuation of Privately-held Company Equity Securities Issued as Compensation. As stated in footnote 29 of this Practice Aid, “Alternately stated, in determining the value of privately issued securities relative to the ultimate IPO price, some discount is generally expected.” In determining the discount for illiquidity or lack of marketability, the Board considered the probability of an initial public offering to provide liquidity and certainty of value, the current concentration of ownership and the risk associated with a company losing money. The Board based the discount of 15% to 30% on its judgment of these factors and on the board members’ knowledge of discounts in similar transactions.

We have revised the disclosures as shown in Response 15 above to disclose the range of illiquidity discounts and the factors considered in developing them.

Note 4. Redeemable Preferred Stock, page F-12

17.	We see your response to prior comment 56 in our letter dated May 12, 2005. Please revised Note 4 to disclose the anticipated future accounting for the accrued 15% rate upon completion of the contemplated IPO. As a related matter, please tell us why it is appropriate to accrue the 15% rate as interest expense.

Peggy A. Fisher, Esq.

Securities and Exchange Commission

July 7, 2005

We have revised our disclosure in Note 4 of our December 31, 2004 financial statements.

In response to the staff’s question, AtriCure has accrued a 15% return based on its conclusion that redemption of the preferred stock was probable as explained in our June 14, 2005 response letter. The 15% return was accrued as interest expense because the preferred stock has a liquidation preference as disclosed and also a dividend preference as disclosed. The documents creating the preferred stock refer to the 15% as a return based on a simple interest calculation. Accordingly, since the 15% return was not referred to as a dividend nor was it given a preference, the Company concluded that these amounts should be treated as interest expense.

Consolidated Financial Statements of Enable Medical Corporation, Inc. for the year ended December 31, 2004

Note 1. Prepaid Legal Costs, page F-21

18.	Revise to provide your accounting policy relating to prepaid legal costs. Tell us more about the nature of these costs.

The prepaid legal costs on AtriCure’s balance sheets relate to fees incurred related to the preparation and filing of the S-1 Registration Statement in accordance with SAB Topic 5-A. To clarify, we will now refer to these costs as “deferred offering costs” and describe them in our accounting policies.

Note 2. Stock Option Plan, page F-31

19.	We note your response to prior comment 59 in our letter dated May 12, 2005. Please revise your footnote to disclose details of the assumptions, estimates and valuation methodology you used to determine the fair value of options granted. We see your disclosure of how the exercise price was determined. Additionally, your response indicates that the fair value of Enable was determined to be $0.60 per share. Please reconcile this value to the table on page F-31 of the financial statements. In addition, provide more details of the basis for the 25% illiquidity discount and how this was determined.

We have added the disclosure in Note 2 to Enable’s December 31, 2004 financial statements.

In response to the staff’s question, in determining the discount for illiquidity or lack of marketability, the Board considered the probability of an initial public offering, the current concentration of ownership and the risk associated with a company with only one customer. The Board based the discount of 25% on it judgment of these factors and on the Board members’ knowledge of discounts in similar transactions. Further, Enable did not consider the difference between the valuation of $0.60 per share and the $0.57 per share referenced in the financial statements as material.

Peggy A. Fisher, Esq.

Securities and Exchange Commission

July 7, 2005

Unaudited Pro Forma Combined Financial Information as of and for the year ended December 31, 2004

Note 1. Description of Transactions and Basis of Presentation, page F-47

20.	Refer to your response to prior comment 63 in our letter dated May 12, 2005. Please revise your footnote to describe the factors that contributed to a purchase price resulting in the recognition of significant amounts of goodwill.

We have revised the footnote to describe the factors that contributed to a purchase price resulting in a significant amount of goodwill.

21.	Additionally, we note your reference to an appraisal performed by an independent party on page F-48. Reference to an independent valuation expert is not required, however, when this reference is made the expert should be named and their consent included in the amendment. Alternatively, you could remove this reference and disclose details of the methodology and assumptions you used to determine this value. Please revise.

We have revised the disclosures to take out the reference to an independent valuation expert and disclose details of the valuation methodology and assumptions used in determining the value of the warrants.

Note 2. Adjustments to the Unaudited Pro Formal Condensed Combined Balance Sheet, page F-48

22.	Tell us why you are reducing cash by $6.5 million in footnote (a). We note that the additional amount due to Enable, if consummated prior to July 1, 2005, will be $6.0 million since $0.5 million was already paid in February 2005.

AtriCure reduced cash by $6.5 million in footnote (a) as it was considered probable that the Enable acquisition would not close before July 1, 2005 and the Company would owe the full $6.5 million amount.

Note 3. Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations, page F-49

23.	Revise to disclose more details of the nature of the proprietary manufacturing technology and clarify the significant estimates, assumptions and methodologies used to value this asset.

We have revised the footnote to describe the nature of the proprietary manufacturing technology and the methodologies used to value this asset.

Peggy A. Fisher, Esq.

Securities and Exchange Commission

July 7, 2005

24.	We see your response to prior comment 65 in our letter dated May 12, 2005 and the related revised disclosures. Please clarify the statement made on page F-49 that “the net effect of these entries is to leave the entire profit of Enable in the audited pro forma condensed combined statement of operations.” The nature and effect of these entries is not clear.

The entries relate to the presentation of sales from Enable to AtriCure in the pro forma statement of operations. When Enable sells a product to AtriCure, it records the sale as revenue and AtriCure records the product as a cost of sale (assuming for simplicity that AtriCure has sold the product to the end customer). The amount of the revenues recorded by Enable and the amount of the cost of sale recorded by AtriCure are of course equal. Accordingly, to eliminate this sale on a pro forma basis, we would eliminate the same dollar amount from revenue (for Enable) and from cost of sales (for AtriCure).

In its initial round of comments, the staff asked why it appears that there is no margin on Enable revenue as the revenue and cost of sales adjustments in the elimination column are equal. AtriCure tried to clarify that it is not appropriate to compare what AtriCure records as cost to Enable’s revenue. As shown in the pro forma statement of operations, Enable’s cost is much lower than the revenues it recorded leading to a gross profit of $2.2 million in the year ended December 31, 2004. Accordingly, these eliminations only reduce the duplication in revenue and cost of sales of combining these companies and they do not impact gross profit.

We have changed the disclosure in the last sentence of paragraph 2 of Note 3.

Kindly contact the undersigned at (212) 351-4522 once you have had an opportunity to review this letter.

Very truly yours,

Theodore L. Polin

Encls.